Exhibit (a)(4)

EMAIL COMMUNICATION TO ELIGIBLE OPTION HOLDERS

STRATEX NETWORKS

Date:	June 23, 2003

To:	Stratex Stock Option Holder

Re:	Stock Option Exchange Program

     In his letter of today to all Stratex Networks employees, our Chairman and Chief Executive Officer, Chuck Kissner announced that the Company plans to offer eligible employees an opportunity to exchange their “underwater” stock option grants for a promise to receive a new stock option grant in the future. Under this program all eligible Stratex Networks employees, except executive officers and directors, will be able to exchange certain existing stock options for new stock options with prices that more accurately reflect current market conditions. This program is closely regulated with very specific rules. The purpose of this memorandum is to give you an overview of the program and explain the steps you must take if you wish to participate in the Program:

•	The Stratex Stock Option Exchange Program is subject to and contingent upon obtaining stockholder approval of the Option Exchange Program at the 2003 Annual Meeting of Stockholders on July 15, 2003.

If the stockholders of the Company do not approve the Stratex Stock Option Exchange Program at the 2003 Annual Meeting of Stockholders on July 15, 2003, the Exchange Program will be deemed automatically withdrawn. In addition, the contingent tender of any options will be automatically cancelled and such options will continue to be subject to their original terms.

•	The stock option exchange program allows Stratex Networks employees (other than executive officers and directors) to cancel stock option grants with exercise prices of more than $6.00 in exchange for the promise of new stock option grants, for a lesser number of options, approximately six months later.

•	If some of your stock options have an exercise price of more than $6.00 and some have exercise prices of $6.00 or less, you can participate in the program with only those stock options priced over $6.00. Employees who take part in the exchange will not be eligible to receive replacement option grants for at least six months after canceling their existing stock options.

•	The program is completely voluntary, every eligible Stratex Networks employee can choose whether or not he/she wants to participate.

•	In general, each replacement stock option will vest over a two-year period with one half of the shares vesting on the first anniversary of the grant date and an additional 1/12th of the remaining shares vesting on each monthly anniversary of the grant date thereafter.

•	Replacement options will be priced at the Nasdaq closing sale price of Stratex Networks Common Stock on the date the replacement options are granted. The date of the grant of the new stock options is expected to be no earlier than January 29, 2004.

     I know there will be many questions regarding this program and we will try to answer each and every one of them. Attached to this email inviting you to participate in the Stratex Networks Stock Option Exchange Program are the following documents:

•	Letter of Transmittal (Election Form) that includes a summary of all of your stock options eligible for Exchange

•	Q & A Summary / Instructions for Completing the Letter of Transmittal

     Please read the information carefully. The program is complex, and there are many factors to consider when making a decision to exchange your stock options. We urge you to read the entire “Offer to Exchange” because the information in the brief Q & A summary is an overview of the program. You can find the “Offer to Exchange” by going to the Stratex Networks Public Folders at: All Public Folders/Corporate/HR/Stock Exchange Program.

     If you would like a paper copy of any of the above documents to be delivered to you, please contact the Stock Administrator by telephone at 408-944-1727 or by e-mail at stock_administrator@stratexnet.com.

     If you decide to take part in the program, you must fill out and sign the attached Letter of Transmittal (Election Form) included in this package. Hard copies of the forms must be received by the Stock Administration Department in the San Jose office by 5:00 p.m. Pacific (California) time on or before July 25, 2003 by facsimile at 408-944-1701 or by regular mail. E-mailed copies of the form will not be accepted. If the proper forms are not received by the deadline you will not be able to participate in this program.

     We are pleased to be able to offer this one-time opportunity to exchange your “underwater” stock option grants for a future new stock option grant.

     Sincerely Yours,

     Edward T. Gardner

     Vice President, Human Resources and Administration